

Simone Leigh (b. 1967)

Download deal sheet



With total auction turnover expected to quadruple the artist's previous high, 2022 is shaping up to be a momentous year for Leigh's market. Masterworks secured the Sculpture privately after the previous owner had purchased it directly from the artist.

WATCH VIDEO

Initial Offering Price

$1,110,000

Offering Circular

sec.gov

Similar Sales | Record Price | Repeat Sales



$2.0m
$1.5m
$1.0m
$0.5m
$0.0m
17
18
19
20
21
22

Price Appreciation of Similar Works

87.9%

Sharpe Ratio (1995-2021)	watch video
Simone Leigh	Not enough data
All Art	0.55
S&P 500	0.56

SOLD OUT

WHY WE LIKE THIS PAINTING

MASTERWORKS

02:16

- Simone Leigh is an American sculptor, video and performance artist whose work centers and imaginatively expands the historical record as it pertains to the black femme experience. Leigh has been the recipient of prestigious awards including the Hugo Boss prize in 2018 and most recently the Golden Lion at the 2022 Venice Biennale.
- Since 2017, with high profile exhibitions and successive representation at blue chip galleries Luhring Augustine, Hauser & Wirth and, most recently, Matthew Marks, Leigh's primary market prices have grown in parallel with the artist's auction market. As of December 16, 2022, Leighs total auction turnover year to date has exceeded $4.5 million, representing what will turn out to be a record year for the artist in terms of auction turnover.
- The artwork belongs to one of Simone Leigh's most recognizable series, the Anatomy of Architecture, which began in 2016 and combines architectonic forms of the Global South and the Southern United States, with those of the human body.
- Examples similar to the Artwork in subject, form, and material are included in several important public collections, including the Guggenheim Museum in New York and the Phillips Collection in Washington, D.C.
- As of December 16, 2022, examples similar to the Artwork belonging to the "Anatomy of Architecture" series account for five of Simone Leigh's top ten auction records.
- Figurative sculptures similar to the Artwork in composition and materials account for all of the artist's top ten auction records and have sold for as much as $2.1 million, including: *Birmingham* (2012), which sold for $2,167,500 in May 2022, and *Clarendon* (2015), which sold for $1,058,819 in June 2022, and *Untitled V (Anatomy of Architecture Series)* (2016), which sold for $883,945 in June 2022.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$205,000	2

SIMONE
LEIGH

b. 1967, UNITED STATES

Glazed stoneware | 26.25 × 26.25 × 13.5 in. (67 × 67 × 34 cm.)

Simone Leigh is an American sculptor, video and performance artist whose work centers and imaginatively expands the historical record as it pertains to the black femme experience.



$1,110,000

INITIAL OFFERING

87.9%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The artwork belongs to one of Simone Leigh's most recognizable series, the Anatomy of Architecture, which began in 2016 and combines architectonic forms of the Global South and the Southern United States, with those of the human body. The series is central to Leigh's formal examination of the complexity of Black femme experience, the result of which scholar Sadidiya Hartman has described as "an architecture of possibility." Works from the series have been rendered in ceramic, bronze and raffia, and range from domestically scaled sculptures, such as the Artwork, to monumental works such as "Brick House" (2019), which is the first work in the series and was exhibited on New York City's High Line. As of December 16, 2022, examples similar to the Artwork belonging to the "Anatomy of Architecture" series account for five of Simone Leigh's top ten auction records. The Artwork depicts the bust, head and outstretched upper arms of a nude woman made of cobalt glazed stoneware, rendered in the artist's signature style with hair resembling an afro made of intricately formed ceramic rosettes. The vibrant, cobalt glaze employed in the Artwork was created through the artist's labor-intensive salt-firing technique. At the height of firing, when the kiln reaches approximately two to three thousand degrees, Leigh introduces salt to the kiln, which is dispersed in the kiln's atmosphere and mixes with the silica compounds in the clay to produce a nuanced and often unexpected result. Examples similar to the Artwork in subject, form, and material are included in several important public collections, including the Guggenheim Museum in New York and the Phillips Collection in Washington, D.C. As of December 16, 2022, figurative sculptures similar to the Artwork in composition and materials account for all of the artist's top ten auction records and have sold in excess of $850,000. These are led by: *Birmingham* (2012), which sold for $2,167,500 at Sotheby's, New York, on May 19, 2022, *Clarendon* (2015), which sold for £869,500 ($1,058,819) at Phillips, London, on June 30, 2022, and *Untitled V (Anatomy of Architecture Series)* (2016), which sold for £724,500 ($883,945) at Christie's, London, on June 28, 2022. The Artwork's subject, format, and medium make it a commercial and desirable work by Simone Leigh.

AS OF DECEMBER 16, 2022, LEIGH'S TOP TEN PRICE RECORDS AT AUCTION HAVE ALL BEEN ACHIEVED SINCE OCTOBER 2019, AND ARE COMPRISED OF DOMESTICALLY SCALED SCULPTURAL WORKS LED BY: *BIRMINGHAM* (2012), WHICH SOLD FOR $2,167,500 AT SOTHEBY'S, NEW YORK ON MAY 19 2022, *CLARENDON* (2015), WHICH SOLD FOR £869,500 ($1,058,819) AT PHILLIPS, LONDON ON JUNE 30, 2022 AND *UNTITLED V(ANATOMY OF ARCHITECTURE SERIES)* (2016), WHICH SOLD FOR £724,500 ($883,945) AT CHRISTIE'S, LONDON ON JUNE 28, 2022.

Simone Leigh's auction market debut took place in 2017, when *Overburdened with Significance* (2011) sold at Sotheby's, New York, for $43,750, exceeding the pre-sale high estimate of $30,000. Since 2017, with high profile exhibitions and successive representation at blue chip galleries Luhring Augustine, Hauser & Wirth and, most recently, Matthew Marks, Leigh's primary market prices have grown in parallel with the artist's auction market. As of December 16, 2022, Leighs total auction turnover year to date has exceeded $4.5 million, representing what will be a record year for the artist in terms of auction turnover. Leigh's top ten price records at auction have all been achieved since October 2019, and are comprised of domestically scaled sculptural works led by: *Birmingham* (2012), which sold for $2,167,500 at Sotheby's, New York on May 19 2022, *Clarendon* (2015), which sold for £869,500 ($1,058,819) at Phillips, London on June 30, 2022 and *Untitled V (Anatomy of Architecture Series)* (2016), which sold for £724,500 ($883,945) at Christie's, London on June 28, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$3.0M
$2.3M
$1.5M
$0.8M
2017
2018
2019
2020
2021
2022

Simone Leigh (b. 1967, Chicago, IL) is an American sculptor, video and performance artist whose work centers and imaginatively expands the historical record as it pertains to the black femme experience. In 1990, Leigh earned a bachelor's degree in art and philosophy from Earlham College in Indiana, where she studied ceramics in the tradition of Bernard Leach. Despite her study of the arts, it was not until 2001, when Leigh had her first exhibition at Rush Art in Manhattan, that she began to refer to herself as an artist. While relationships forged over a series of trips to Africa between 2007 and 2010 laid the foundations for an international career, it was her participation in the artist in residence program at the Studio Museum in Harlem in 2011 that gained her broader recognition in the United States. During the following decade, Leigh's output would expand to include social practice and film, alongside the commanding sculptural work for which she is best known. She was represented from 2011 to 2016 by Jack Tilton Gallery and joined Luhring Augustine in 2016, as her career accelerated following a sold out exhibition at the Park Avenue Armory and exhibitions at the Tate Exchange in London and the Hammer Museum in Los Angeles. In 2018, Leigh received the Hugo Boss prize and participated in her first Whitney Biennial. In 2022, she was the recipient of the prestigious Golden Lion at the Venice Biennale, where she was the first black female artist to represent the United States. Leigh has shown extensively at both commercial galleries and cultural institutions, including the New Museum of Contemporary Art, New York, Hammer Museum, Los Angeles, and the Guggenheim Museum in New York. As of December 16, 2022, she is represented by Matthew Marks Gallery.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The set of similar sales comprise sculptures by Simone Leigh with the following criteria: figurative sculptures, executed between 2011 and the present which measure less than 40 inches by 40 inches. . The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the sculptures in the described set have similar characteristics to the Artwork, each individual sculpture is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 87.9% CAGR implied from selected sales occurring from November 11, 2017 to November 18, 2022.